Exhibit 99.1

Benuvia, a Leading Drug Developer Focused on Pharmaceutical Cannabinoids, with the FDA Approved Drug SYNDROS®, Signs Definitive Agreement to Become a Publicly Traded Company through a

Business Combination with Pono Capital Corp

●	Benuvia, a leading drug developer focused on pharmaceutical cannabinoids has entered into a definitive business combination agreement with Pono Capital Corp (Nasdaq: PONOU)

●	The transaction implies a combined company pro forma enterprise value of $440 million

●	Benuvia owns SYNDROS®, the FDA approved dronabinol (THC) oral solution, CII, which is approved for chemotherapy-induced nausea and vomiting in cancer patients and loss of appetite in AIDS patients who have lost weight, and is pursuing three additional INDs based on the same formulation as SYNDROS®

●	Benuvia manufactures active pharmaceutical ingredients in its 83,000 square foot manufacturing facility that is permitted by the US DEA for Schedule I to III Controlled Substances, and is FDA registered and a cGMP facility

●	Benuvia expects to receive up to $115 million in estimated gross transaction proceeds assuming no redemptions; No PIPE transaction is expected as part of the transaction

●	The transaction is expected to close in the third quarter of 2022 and Benuvia is expected to be listed on Nasdaq

ROUND ROCK, TX AND HONOLULU, HI – March 18, 2022 – Benuvia, Inc. (“Benuvia” or the “Company”), a leading drug developer and manufacturer of active pharmaceutical ingredients focused on cannabinoids, with a growing portfolio of drug products and intellectual property, and Pono Capital Corp (“Pono”) (Nasdaq: PONOU), a publicly-traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement that will result, subject to the satisfaction or waiver of certain closing conditions, in Benuvia becoming a public company. Benuvia will apply to be listed on Nasdaq.

Benuvia owns the FDA approved cannabinoid drug SYNDROS® (dronabinol oral solution CII), and one of the largest synthetic cannabinoid manufacturing facilities in the U.S. SYNDROS® is FDA approved as a prescription drug for the treatment of chemotherapy-induced nausea and vomiting in cancer patients and loss of appetite in AIDS patients who have lost weight. Benuvia is also pursuing a 505(b)(2) approval pathway with the FDA for three additional indications, including its previously announced plans to commence Phase II clinical trials in the 2H 2022 for Alzheimer’s Disease Agitation (“Agit-AD”).

Investment Highlights

●	SYNDROS®: The Only Dronabinol (Tetrahydrocannabinol (“THC”)) Oral Solution CII Approved by the FDA – Approved for adults as a second-line treatment of “CINV” in people whose nausea and vomiting have not improved with usual anti-nausea medicines and for loss of appetite in people with AIDS who have lost weight

●	Large Drug Development Opportunity for Dronabinol Oral Solutions – Numerous large market indications exist with unmet needs and high efficacy rates for a THC-based formulation

●	Drug Development Platform Expedites Timeline to Market – Leverage SYNDROS® safety and quality profile and 3rd party clinical research and investigational resources to expedite time to New Drug Application

●	Cannabinoid and Psychedelics Manufacturing Facility and Portfolio of Drug Master Files – The Company’s 83,000 square foot manufacturing facility in Texas is permitted by the U.S. DEA to manufacture and export Schedule I to III controlled substances, and is FDA registered and a cGMP facility

●	Experienced Management Team: Leadership with a History of Execution – Team of executives with a history of execution in pharmaceuticals, business operations, and corporate governance

Management Commentary

“With SYNDROS® as a foundation for our platform of dronabinol oral solutions, we believe Benuvia is well positioned to become a leading cannabinoid-based drug development company.” Said Shannon Soqui, Executive Chairman of Benuvia. “Given the historical efficacy studies on THC, we believe our dronabinol oral solution (THC) is well suited to treat a broad set of indications, from Agit-AD to Anorexia in Cancer Patients. With our research lab and manufacturing facility, we are also able to develop and produce pharmaceutical formulations to meet our targeted needs under one roof.”

Dustin Shindo, Chief Executive Officer of Pono Capital Corp, said, “Benuvia has established a strong position in the pharmaceutical cannabinoid market with its intellectual property and manufacturing assets. As we were evaluating potential partners, we sought a company that is well-positioned for high growth, that has proprietary technology or competitive advantage, and with public company potential. With the Benuvia team, we believe that we have found an excellent merger partner to help drive long-term value for our stockholders. We are excited to partner with Benuvia on this exciting journey as they become a publicly-traded company.”

Transaction Overview

The business combination implies a pro forma enterprise valuation for Benuvia of $440 million. The transaction will provide approximately $115 million in estimated gross proceeds to Benuvia; assuming no redemption by Pono shareholders.

The transaction is expected to close in the third quarter of 2022, subject to, among other things, the approval by Pono Capital Corp stockholders, satisfaction or waiver of the conditions stated in the business combination agreement, and other customary closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and approval by Nasdaq to list the securities of the combined company.

Additional information about the proposed transaction, including a copy of the business combination agreement, investor presentation and transcript of management commentary, will be provided in a Current Report on Form 8-K to be filed by Pono Capital Corp with the SEC and will be available at www.sec.gov.

Advisors

EF Hutton, division of Benchmark Investments, LLC, is acting as the exclusive M&A advisor to Benuvia, Inc.

O’Melveny & Myers LLP is acting as legal advisor to Benuvia, Inc. Nelson Mullins Riley & Scarborough LLP is acting as legal advisor to Pono Capital Corp.

About Benuvia, Inc.

Benuvia, Inc. is a leading drug developer and manufacturer of active pharmaceutical ingredients focused on cannabinoids, with a growing portfolio of drug products and intellectual property. Benuvia owns the FDA approved cannabinoid drug SYNDROS® (dronabinol oral solution CII). SYNDROS® is FDA approved as a prescription drug for the treatment of chemotherapy-induced nausea and vomiting in cancer patients and loss of appetite in AIDS patients who have lost weight. Benuvia is pursuing 505(b)(2) fast-track approval with the FDA for Investigational New Drugs (“INDs”) for its dronabinol oral solution, with a focus on large opportunities that have significant unmet needs with industry research and studies supporting targeted efficacy endpoints. Benuvia manufactures active pharmaceutical ingredients in its 83,000 square foot cannabinoid manufacturing facility that is permitted by the US DEA for Schedule I to III Controlled Substances, is FDA registered and a cGMP facility. Benuvia has a robust portfolio of patents and patents pending and is pursuing new intellectual properties for its drug products.

About Pono Capital Corp

Pono Capital Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. In August 2021, Pono Capital Corp consummated a $115 million initial public offering (the “IPO”) of 1.15 million units (reflecting the underwriters’ exercise of their over-allotment option in full), each unit consisting of one of the Company’s Class A ordinary shares and three-quarters of one warrant, each whole warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Pono Capital Corp’s securities are quoted on Nasdaq under the ticker symbols PONOU, PONO and PONOW.

Additional Information and Where to Find It

Pono Capital Corp intends to file with the SEC a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of Benuvia and Pono Capital Corp. Pono Capital Corp will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Pono Capital Corp stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Pono Capital Corp, Benuvia, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Pono Capital Corp as of a record date to be established for voting on the proposed transaction. Stockholders of Pono Capital Corp will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Pono, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Pono Capital Corp’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@Ponospac.com. The information contained in, or that can be accessed through, Benuvia’s website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Participants in the Solicitation

Benuvia and Pono Capital Corp and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Pono Capital Corp stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Pono Capital Corp in Pono Capital Corp’s initial public offering prospectus, which was declared effective the SEC on August 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pono Capital Corp’s stockholders in connection with the proposed business combination will be included in the definitely proxy statement/prospectus the Pono Capital Corp intends to file with the SEC.

Caution Concerning Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Pono Capital Corp and its management, and Benuvia and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Pono Capital Corp, Benuvia, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Pono Capital Corp, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Pono Capital Corp or Benuvia as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) Benuvia’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) Benuvia’s inability to market its existing drug and develop new drugs for FDA approval; (12) the addressable market Benuvia intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with drug development; (14) Benuvia’s inability to expand and diversify its manufacturing customer base; (15) the loss of any key executives; (16) the loss of any relationships with key partners; (17) the loss of any relationships with key suppliers; (18) the inability to protect Benuvia’s patents and other intellectual property; (19) lower than expected adoption rates for SYNDROS®; (20) new FDA approved drugs that compete with Benuvia in targeted indications; (21) the inability to initiate and increase engagement with distributors; (22) fluctuations in results of Benuvia’s major manufacturing customers; (23) Benuvia’s ability to execute its business plans and strategy; (24) Benuvia’s ability to maintain sufficient inventory and capacity to meet customer demand; (25) Benuvia’s inability to deliver expected cost and manufacturing efficiencies; (26) general economic conditions and geopolitical uncertainty; and (27) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Pono Capital Corp. See “Risk Considerations” in the corporate presentation, which will be provided in a Current Report on Form 8-K to be filed by Pono Capital Corp with the SEC and available at www.sec.gov.

Benuvia Investor Contact:

Erik Fordyce, Head of Investor Relations

Email: efordyce@benuvia.com

Pono Investor Contact:

Dustin Shindo

Pono Capital Corp

Phone: (808) 892-6611